Exhibit 99.1

COURT DISMISSES CLASS ACTION CLAIMS AGAINST CABLE AND WIRELESS PLC

Cable and Wireless plc notes today, 15 June 2004, that in relation to the securities class action pending against the company and several of its former officers and directors (“the Defendants”), the U.S. District Court for the Eastern District of Virginia (“the Court”) has issued its Memorandum of Opinion and Orders dismissing all of the claims against the Defendants. Today’s opinion and orders relate to the previous orders issued on 22 March 2004. These stated, in summary, that:

•	The Defendants’ motions to dismiss the consolidated class action complaint are granted;
•	The motion of Sir Ralph Robins, the company’s former chairman, to dismiss the claims against him for lack of personal jurisdiction is granted;
•	The Defendants’ alternative motions to dismiss the claims of foreign (non-U.S.) purchasers for lack of subject matter jurisdiction are denied.

Today the Court stated that it would not grant leave to amend the complaint and ordered that judgment be entered against the plaintiffs. The Court found that the complaint, which alleged violations of U.S. securities laws, failed to state a claim.

The orders issued today dispose of all of the remaining claims in the case, subject to appeal.

Ends

Contacts

Investor Relations:
Virginia Porter	Director, Investor Relations	+44 20 7315 4460
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225
Glenn Wight	Manager, Investor Relations	+44 207 315 4468

Media:
Lesley Smith	Director Corporate Affairs	+44 20 7315 4410
Rollo Head/Alice MacAndrew	Finsbury	+44 20 7251 3801